UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

AIRGAS, INC.

(Name of Subject Company)

AIRGAS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

009363102

(CUSIP Number of Class of Securities)

Robert H. Young, Jr.

Senior Vice President, General Counsel and Secretary

Airgas, Inc.

259 North Radnor-Chester Rd.

Radnor, PA 19087-5283

(610) 687-5253

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel A. Neff, Esq.

David A. Katz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Airgas, Inc., a Delaware corporation (“Airgas” or the “Company”), with the Securities and Exchange Commission on February 22, 2010, relating to the tender offer by Air Products Distribution, Inc. (“AP Sub”), a Delaware corporation and wholly owned subsidiary of Air Products and Chemicals, Inc. (“Air Products”), to purchase all of the outstanding shares of Airgas’ Common Stock, par value $0.01 per share, including the associated rights to purchase shares of Series C Junior Participating Preferred Stock (“Rights,” and together with the Airgas Common Stock, the “Airgas Common Shares”), at a price of $60.00 per share, net to the seller in cash, without interest and less any required withholding taxes. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

ITEM 9.	EXHIBITS

Item 9 is hereby amended and supplemented by adding the following exhibits.

Exhibit Number	Description

(a)(18)	Press Release dated May 6, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Airgas on May 6, 2010).

(a)(19)	Slides accompanying Presentation by Peter McCausland, Michael Molinini, Robert McLaughlin and Jay Worley (incorporated by reference to the Schedule 14A filed with the SEC by Airgas on May 6, 2010).

(a)(20)	Letter to Employees of Airgas, dated May 6, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Airgas on May 6, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

AIRGAS, INC.

By:	/s/ ROBERT H. YOUNG, JR.
Name:	Robert H. Young, Jr.
Title:	Senior Vice President and General Counsel

Dated: May 6, 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(18)	Press Release dated May 6, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Airgas on May 6, 2010).

(a)(19)	Slides accompanying Presentation by Peter McCausland, Michael Molinini, Robert McLaughlin and Jay Worley (incorporated by reference to the Schedule 14A filed with the SEC by Airgas on May 6, 2010).

(a)(20)	Letter to Employees of Airgas, dated May 6, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Airgas on May 6, 2010).